UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1) *

HURRAY! HOLDING CO., LTD.

(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

447773 10 2

(CUSIP Number)

Grace Wu
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Telephone: (86-21) 5050-4740

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
		7	Sole Voting Power
0

		8	Shared Voting Power
1,678,848,107 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
1,678,848,107 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,678,848,107 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
50.1% (2)

14	Type of Reporting Person
CO, HC

_________________
(1)
Consists of 1,263,463,492 ordinary shares, par value $0.00005 per share (the “Shares”) of Huarry! Holding Co., Ltd. (“Hurray”) (including Shares represented by American Depositary Shares of Hurray (the “ADSs”), each representing 100 Shares) held by Shanda Music Group Limited (“Shanda Music”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda”), and 415,384,615 Shares that will be acquired by Shanda (or its designees) in the Asset Transaction pursuant to the Master Transaction Agreement described under Item 3.

(2)
This percentage is calculated based upon 3,353,448,159 outstanding Shares (including shares represented by ADSs), consisting of 2,938,063,544 Shares (including Shares represented by ADSs) issued and outstanding as of April 1, 2010 as set forth in Hurray’s Form 20-F filed with the Securities and Exchange Commission (the “SEC”)

on April 30, 2010 and 415,384,615 Shares to be issued to Shanda (or its designees) pursuant to the Asset Transaction.

1	Name of Reporting Persons
Shanda Music Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With
		7	Sole Voting Power
0

		8	Shared Voting Power
1,678,848,107 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
1,678,848,107 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,678,848,107 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
50.1% (2)

14	Type of Reporting Person
CO, HC

_________________
(1)
Consists of 1,263,463,492 Shares (including Shares represented by ADSs) held by Shanda Music and 415,384,615 Shares that will be acquired by Shanda (or its designees) in the Asset Transaction pursuant to the Master Transaction Agreement described under Item 3.

(2)
This percentage is calculated based upon 3,353,448,159 outstanding Shares (including shares represented by ADSs), consisting of 2,938,063,544 Shares (including Shares represented by ADSs) issued and outstanding as of April 1, 2010 as set forth in Hurray’s Form 20-F filed with the SEC on April 30, 2010 and 415,384,615 Shares to be issued to Shanda (or its designees) pursuant to the Asset Transaction.

Item 1.    Security and Issuer

(a)      This statement relates to the ordinary shares, par value $0.00005 per share (“Shares”) of Hurray! Holding Co., Ltd. (“Hurray”), including Shares represented by American Depositary Shares of Hurray, each representing 100 Shares (“ADSs”).

(b)      The address of Hurray’s principal executive office is 11/F, China Railway Construction Tower, No. 20 Shijingshan Road, Shijingshan District, Beijing 100131, People’s Republic of China.

Item 2.    Identity and Background

(a)- (c), (f)   The names of the reporting persons are Shanda Interactive Entertainment Limited (“Shanda”) and Shanda Music Group Limited (“Shanda Music”) (each a “Reporting Person” and together, the “Reporting Persons”).

Shanda is incorporated with limited liability under the laws of the Cayman Islands.  Shanda Music is incorporated with limited liability under the laws of the British Virgin Islands.

The principal office or business address for each of the Reporting Persons is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Shanda is a leading interactive entertainment media company in China which offers a diversified entertainment content portfolio including, among other things, massively multiplayer online role playing games, advanced casual games and flash games, online (internet and wireless value-added services) and offline literature publication, online chess and board games platform, e-sports game platform and wireless value-added services, music and online video.  Shanda Music is a wholly-owned subsidiary of Shanda.

Attached hereto as Schedule I, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Shanda and Shanda Music.

(d)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Considerations

Pursuant to a Master Transaction Agreement by and between Shanda and Hurray dated as of June 1, 2010 (the “Master Transaction Agreement”), Hurray agreed to acquire Shanda’s 75% interest in Shanghai Yisheng Network Technology Co., Ltd. (“Shanghai Yisheng”), a leading online broadcaster in China, in exchange for 415,384,615 Shares of Hurray to be issued to Shanda (or its designees) (the “Acquisition”).

Hurray also agreed to sell to Shanda (or its designees) Hurray’s wireless value-added services and recorded music businesses in exchange for an aggregate purchase price of US$36,944,267 in cash, subject to adjustment based on the verification of the aggregate cash balances of the companies being sold as part of such businesses (the “Disposition”, and together with the Acquisition, the “Asset Transaction”).

Shanda Music also entered into a Rule 10b5-1 Trading Plan with UBS Financial Services Inc. (“UBS”) on September 12, 2009 under which UBS was retained as an agent of Shanda Music to establish a trading plan that complies with Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “10b5-1

Plan”).  UBS agreed to purchase up to 2,250,000 ADSs on behalf of Shanda Music pursuant to the 10b5-1 Plan during the period from October 6, 2009 to April 5, 2011 (the “10b5-1 Period”), at a limit price of $3.75, $3.90 or $4.00 per ADS depending on the then closing price of the ADS on the relevant trading days during the 10b5-1 Plan Period.  As of June 22, 2010, Shanda had acquired 30,301,900 Shares under the 10b5-1 Plan. The purchases under the 10b5-1 Plan were and will be fully funded by Shanda from its working capital.

Item 4.    Purpose of the Transaction

Hurray’s Board of Directors believes that the acquisition of Shanghai Yisheng will strengthen Hurray’s new media platform business, which is better positioned to capture opportunities in the fast-growing internet and new media market in China.  In particular, Shanghai Yisheng’s new media platform is expected to complement Hurray’s video sharing platform which it acquired in January of 2010 with the purchase of Ku6 Holding Limited.  In addition, the Asset Transaction provides an opportunity for Hurray to exit its existing recorded music and wireless value-added services businesses, which have underperformed due to competitive pressures and regulatory and other industry dynamics.

As described in Item 3 above, which is incorporated into this Item 4 by reference, pursuant to the Master Transaction Agreement, Shanda is entitled to acquire or cause its designees to acquire an additional 415,384,615 Shares of Hurray.

Shanda intends to increase the number of Shares Shanda Music holds through these two transactions.  Shanda intends to continue to purchase additional Shares through other potential transactions so that it will indirectly hold more than 50% of Hurray’s total outstanding Shares.

Item 5.    Interest in Securities of the Issuer

(a) –(b)  The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided as of June 22, 2010:

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Shanda Interactive Entertainment Limited	0	0	1,678,848,107	0	1,678,848,107	1,678,848,107	50.1%

Shanda Music Group Limited	0	0	1,678,848,107	0	1,678,848,107	1,678,848,107	50.1%

___________________
(1)	Includes 415,384,615 Shares to be acquired by Shanda (or its designees) in the Asset Transaction pursuant to the Master Transaction Agreements.

(2)
This percentage is calculated based upon 3,353,448,159 outstanding Shares (including Shares represented by ADSs), consisting of 2,938,063,544 Shares (including Shares represented by ADSs) outstanding as of April 1, 2010 as set forth in Hurray’s Form 20-F filed with the SEC on April 30, 2010 and 415,384,615 Shares to be issued to Shanda (or its designees) pursuant to the Asset Transaction.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c)  During the past 60 days, none of the Reporting Persons, nor any persons identified in Schedule I hereto, has entered into any transaction in the Shares (including Shares represented by ADSs) except for the Asset Transaction and the 10b5-1 Plan.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Hurray.

Item 7.    Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated June 23, 2010 among Shanda Interactive Entertainment Limited and Shanda Music Group Limited.

Exhibit B – Master Transaction Agreement dated June 1, 2010 by and between Shanda Interactive Entertainment Limited and Hurray! Holding Co., Ltd. (incorporated by reference to Exhibit 99.2 of Hurray! Holding Co., Ltd.’s report on Form 6-K, filed with the SEC on June 2, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2010	SHANDA INTERACTIVE ENTERTAINMENT LIMITED

	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Chairman and Chief Executive Officer

SHANDA MUSIC GROUP LIMITED

June 23, 2010	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA

The name, present principal occupation or employment and citizenship of each director and executive officer of Shanda are set forth below. Each occupation set forth opposite an individual’s name in the following table refers to employment with Shanda. The business address of each director and officer is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Name	Citizenship	Present Principal Occupation
Tianqiao Chen(1)	China	Chairman of the Board and Chief Executive Officer
Qunzhao Tan	China	Non-executive Director
Danian Chen	China	Director and Chief Operating Officer
Qianqian Luo(1)	China	Non-executive Director
Jingsheng Huang(2)	U.S.A.	Independent Director
Chengyu Xiong(2)	China	Independent Director
Kai Zhao(2)	China	Independent Director
Jin Zhang	China	Vice President
Grace Wu	U.S.A.	Director and Chief Financial Officer
Haifa Zhu	China	Chief Investment Officer
Danning Mi	China	Chief Information Officer
_______________
(1) Member of the compensation committee.
(2) Member of the audit committee.

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA MUSIC

        Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is the sole director of Shanda Music. Shanda Music has no executive officers.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13D with respect to the ordinary shares, par value $0.00005 per share (the “Shares”), including Shares represented by American Depositary Shares, each representing 100 Shares, of Hurray! Holding Co., Ltd. (including amendments thereto) filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 23rd day of June, 2010.

June 23, 2010	SHANDA INTERACTIVE ENTERTAINMENT LIMITED

	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Chairman and Chief Executive Officer
SHANDA MUSIC GROUP LIMITED

June 23, 2010	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director